C.L. KING & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

C.L. KING & ASSOCIATES, INC.

Table of Contents



Anchin, Block & Anchin LLP
Accountants & Advisors
3 Times Square, New York, NY 10036
212-840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of C.L. King & Associates, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of C.L. King & Associates, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of C.L. King & Associates, Inc., as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of C.L. King & Associates, Inc.'s management. Our responsibility is to express an opinion on C.L. King & Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to C.L. King & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.



We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

We have served as C.L. King & Associates, Inc.'s auditor since 2020.
New York, N.Y.
February 26, 2024

C.L. KING & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$	172,081
Receivables from:		
Brokers, dealers and clearing organizations		432,018
Related parties		43,704
Securities owned, at fair value ($74,578,259 pledged as collateral)		83,018,673
Property and equipment, net		182,546
Other assets		1,088,320
Total assets	$	84,937,342

Liabilities and Stockholders' Equity

Short-term bank loans	$	1,000,000
Securities sold, but not yet purchased, at fair value		16,325,484
Payables to:		
Brokers, dealers and clearing organizations		6,962,566
Related parties		217,187
Operating lease liability		577,000
Accounts payable and accrued expenses		6,142,119
Total liabilities		31,224,356

Commitments and contingencies (Note 9)

Subordinated borrowings – related party		17,000,000
Stockholders' equity:		
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares		3,050
Additional paid-in capital		17,149,655
Retained earnings		19,584,894
Less treasury stock, at cost, 9,250 shares		(24,613)
Total stockholders' equity		36,712,986
Total liabilities and stockholders' equity	$	84,937,342

See accompanying notes to statement of financial condition.

C.L. KING & ASSOCIATES, INC.

Notes to Statement of Financial Condition

December 31, 2023

(1)   Organization

C.L. King & Associates, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). The Company is engaged principally in the trading and brokerage of equity and fixed income securities and other investment products for individual and institutional customers throughout the United States.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Company has made all adjustments necessary to present fairly the financial position at December 31, 2023.

(b)   Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c)   Cash and Cash Equivalents

The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

(d)   Securities Transactions

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Securities of the Company used as collateral for bank and margin lending activities consist of exchange-listed equity securities and/or fixed income securities. See Note 5.

(e)   Property and Equipment

Property and equipment are stated at cost less accumulated depreciation.

(f)   *Financial Instruments*

The financial instruments of the Company are reported on the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2023 is not readily estimable due to a lack of an observable market for these or similar instruments.

Receivables and payables from and to brokers, dealers, clearing organizations, related parties and short-term bank loans, are reported on the statement of financial condition at amortized cost. While this is estimated to approximate fair value, they are not accounted for at fair value on a recurring basis and therefore are not included in the Company's fair value hierarchy detailed in Note 6. Had these balances been thus included, all of them would have been classified in Level 2 as of December 31, 2023.

(g)   *Income Taxes*

The Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

Effective January 1, 2021, the New York passthrough entity tax ("NYS PTE") was enacted. The New York law allows passthrough entities to pay state income tax at the entity level instead of at the individual level. The Company made the NYS PTE election for the year ended December 31, 2023.

A provision shall be recognized in the statement of financial condition when and to the extent an uncertain tax position is not more likely than not to be sustained upon examination. As of December 31, 2023, the Company has not recorded any provision for uncertain tax positions taken on returns filed from open tax years (2020-2022) or expected to be taken on the Company's 2023 tax return. The Company identifies its major tax jurisdictions as U.S. Federal, New York, New Jersey, Massachusetts and Colorado.

(h) Leases

Effective January 1, 2019, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases. ASC 842 requires lessees to recognize on the statement of financial condition, at lease commencement, the lease assets and related lease liabilities for the rights and obligations created by operating and finance leases with lease terms of more than 12 months. The lease term commences on the date the lessor makes the underlying property available, irrespective of when lease payments begin under the contract. The duration of the lease term is assessed taking into account both the termination and the likelihood and availability of a renewal option. The lease expense is recognized on a straight-line basis over the lease term. The lease liability is based on the present value of the lease payments discounted at the risk free rate of 0.4%. The right-of-use asset is based on lease liability.

(i) Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses (ASC 326). ASC 326 impacts the impairment model for certain financial assets requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

(3) Introduction of Accounts to Clearing Broker

The Company introduces its accounts and those of its customers on a fully disclosed basis to RBC Clearing & Custody, a division of RBC Capital Markets, LLC ("RBC"), as Clearing Broker. Proprietary securities are collateral for a margin loan with RBC. See Note 5.

As of and for the year ended December 31, 2023, the Company was exempt from compliance with Rule 15c3-3 of the securities exchange act of 1934 ("Exchange act") under paragraph (k)(2)(ii) of the Rule because it cleared all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer (RBC), and promptly transmitted all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

(4)   Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2023:

Net receivable from prior clearing broker	$	145,000
Receivables from brokers for underwritings		287,018
	$	432,018

Payable to RBC - net margin loan on securities owned	$	13,490,658
Payable to RBC - unsettled securities transactions		8,133,861
Receivable from RBC - securities sold short		(14,094,606)
Receivable from RBC - December net revenue		(343,671)
Receivable from RBC - other		(223,676)
	$	6,962,566

The Company includes its proprietary account assets and its clearing deposit held by its clearing broker as allowable assets in the computation of its net capital, pursuant to the requirement in SEC Rule 15c3-1 (c) (2) (IV) (E) that carrying brokers maintain a segregated reserve account for account holders that are broker-dealers.

Proprietary securities transactions are recorded on trade date, as if they had settled. The amounts receivable and payable for unsettled securities transactions are recorded net in payables to brokers, dealers and clearing organization on the statement of financial condition.

RBC broker margin loan is obtained under a margin agreement with a variable interest rate (broker call rate less 1.00%, or 6.25% at December 31, 2023).

(5)   Collateral

The Company delivers collateral under margin and bank loan agreements. Collateral delivered is in the form of fixed income securities and exchange listed equity securities. The fair value of the collateral is shown in the table below as of December 31, 2023:

Bank loan	$	1,637,022
Margin payable to clearing broker		72,941,237
	$	74,578,259

(6)   Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Common and preferred equity securities are reported at fair value utilizing Level 1 inputs (exchange quoted prices). The other investment securities are reported at fair value utilizing Level 2 inputs. The prices for these instruments are obtained through an independent pricing service, which uses sources including prices derived from market quotations and matrix pricing. In the absence of the availability of a price from the third-party pricing service, the Company will evaluate bids or transactions from or with dealer market participants with whom the Company has historically transacted both purchases and sales of investment securities. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond's terms and conditions. Management reviews the methodologies used in pricing the securities by its third-party providers.

The following is a summary of the Company's securities classified by level carried at fair value at December 31, 2023:

	Securities owned	Securities sold, but not yet purchased
Valuation level:		
Level 1 – Quoted prices		
Common and preferred equities	$ 27,354,882	$ 3,044,774
Total Level 1	27,354,882	3,044,774
Level 2 – Significant other observable inputs		
U.S. government and federal agency obligations	2,280,796	13,280,710
State and municipal bonds	43,323,588	—
Private-label mortgage-backed securities	1,556,355	—
Other asset-backed securities	1,680,333	—
Corporate obligations	6,822,719	—
Total Level 2	55,663,791	13,280,710
Level 3 – Significant unobservable inputs	—	—
Total	$ 83,018,673	$ 16,325,484

During the year ended December 31, 2023, the Company did not hold any Level 3 financial instruments at any time, and there were no transfers of securities between Levels 1 and 2.

(7)   Property and Equipment

Property and equipment consists of the following at December 31, 2023:

Furniture/fixtures	$	134,374
Office equipment		961,005
Leasehold improvements		932,333
		2,027,712
Less accumulated depreciation		(1,845,166)
Property and equipment, net	$	182,546

(8)   Short-Term Bank Loans

Short-term bank loans are obtained under a line of credit of $10,000,000 with a variable interest rate (target federal funds rate plus 1.00%, or 6.50% at December 31, 2023). Total unused credit under this line was $9,000,000 at December 31, 2023. The Company complied with all covenants of the loan agreement.

(9)   Commitments and Contingencies

(a)   Leases

The Company leases office space under short term arrangements which expire at various times and has elected to account for short term leases by recognizing the lease payments in profit or loss over the term of the lease.

During 2020, the Company entered into a lease for office space with a commencement date of August 1, 2020. As of December 31, 2023, $577,000 is recorded in operating lease liability in the statement of financial condition, which is the present value of the lease payments over the term ending September 30, 2025. The present value was computed using a discount rate equal to the risk-free rate at the time of inception, or 0.4%. A corresponding operating lease asset of $558,942 is recorded in other assets on the statement of financial condition at December 31, 2023.

Future minimum annual rent payments total $348,410 in year 2024 and $249,625 in year 2025.

(b)   Litigation

In the normal course of business, the Company has been named a defendant or co-defendant in various legal actions, class actions and other litigation or otherwise has possible exposure, under certain claims. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages or are class actions which seek unspecified damages that could be substantial. Although there can be no assurance as to the eventual outcome of these matters, in the opinion of management based upon the advice of its attorneys, such matters will not in the aggregate have a material adverse effect on the Company's liquidity, financial position, or on annual operating results in the period in which they are resolved, and no provision has been made in the statement of financial condition.

(c)   Regulatory

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory and taxing authorities agencies regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the SEC, FINRA and various state regulators and other governmental agencies.

(d)   Guarantees and Indemnities

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated because there is no maximum. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

(e)   Other

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2023, the total of all open underwriting commitments was $17,588.

(10) Subordinated Borrowings

On June 19, 2020, the Company entered into a subordinated loan agreement with the Company's principal stockholder for $17,000,000 bearing interest at 5%. This agreement is recorded as subordinated borrowings on the statement of financial condition. Interest is paid monthly with the principal amount due at maturity June 30, 2024.

FINRA has approved the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(11) Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

The Company allocates overhead and direct expenses for services provided to Paradigm Capital Management, Inc. (PCM) based on estimated usage of shared resources including office space, personnel and IT infrastructure.

Paradigm Funds Advisor LLC (PFA), an affiliated company through common ownership and management, used the Company for administrative services. The Company allocates overhead expenses for services provided to PFA based on estimated usage of shared resources including office space, personnel and IT infrastructure.

The methodology by which expenses are allocated to PCM and PFA for administrative services uses various metrics to estimate resource usage for each entity. Selection and weighting of these metrics is made during the annual planning process. Ultimately, final determination of amounts are at the discretion of management.

Included in receivable from related parties at December 31, 2023 is $43,704, which represents the value of services allocated for the month of December, 2023 to PCM in excess of the amounts received from PCM.

Included in payable to related parties at December 31, 2023 is $130,160, which represents the amounts received from PFA in excess of the value of services allocated for the month of December, 2023 to PFA.

The Company rents space on a short-term basis from Elk St. LLC, an affiliated company through common ownership and management. The Company shares this office space with other related parties and pays its share based on estimated usage.

(12) Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2023.

(13) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $500,000, whichever is greater. At December 31, 2023, the Company had net capital of $43,707,617, which was $43,207,617 in excess of required minimum net capital of $500,000.

(14) Financial Instruments with Off-Balance-Sheet Credit Risk

The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the fair value of the related securities and will incur a loss in the event of a subsequent increase in the fair value of the securities. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

(15) Concentrations of Credit Risk

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through RBC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss. As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company monitors this risk by reviewing the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment.

(16) Subsequent Events

The Company has performed an evaluation of all other subsequent events through February 26, 2024, the date the financial statement was issued, and noted no events occurring subsequent to December 31, 2023 and through the date of our evaluation requiring accrual or disclosure in this statement of financial condition.